

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2014

<u>Via E-mail</u>
Kevin P. Riley
Chief Financial Officer
First Interstate Bancsystem, Inc.
401 North 31st Street
Billings, Montana 59116

Re: **First Interstate Bancsystem, Inc.**
       Form 10-K for Fiscal Period Ended December 31, 2012
       Filed March 1, 2013
       File No. 001-34653

Dear Mr. Riley:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Gus Rodriguez

                                Gus Rodriguez
                                Accounting Branch Chief